SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 06 January 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT NO.

1.1   Director Shareholding released on 02 December 2002
1.2   Director Shareholding released on 10 December 2002
1.3   Disposal released on 11 December 2002
1.4   Director Shareholding released on 16 December 2002
1.5   Director Shareholding released on 18 December 2002
1.6   Director Shareholding released on 30 December 2002

EXHIBIT NO. 1.1

Letter to RNS

We were advised on 28 November 2002 by Mr H.M.P. Miles, a director of BP p.l.c., that on 27 November 2002 he purchased 12,700 of the Company's Ordinary shares @ GBP4.165 per share.

Letter from BP Plc

EXHIBIT NO. 1.2

Letter to: RNS

We have today been advised by Computershare Plan Managers that on 10 December 2002 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary
shares  shown   opposite   their  names  below  @  GBP4.12  per  share   through
participation in the BP ShareMatchUK Plan:-


       Mr R.F. Chase                         93 shares
       Mr R.L. Olver                         93 shares

Letter from: BP p.l.c.

EXHIBIT NO. 1.3

                        BP SELLS GERMAN SERVICE STATIONS

                         TO POLISH OIL MAJOR PKN ORLEN


BP announced today that it has signed an agreement to sell 494 service stations in Germany to PKN ORLEN, Poland's largest manufacturer and distributor of fuels.


The sale of these stations - based in North and North East Germany - enables BP to take a major step towards meeting the German Federal Cartel Office's condition when approving BP's acquisition of Veba Oil that it sell four per cent of the combined BP/Aral retail market share of 26 per cent, based on year 2000 volumes, as the sites involved equate to 2.4 per cent.


PKN ORLEN, which is quoted on the Warsaw and London stock exchanges, is acquiring these stations as part of its strategy to develop a pan-regional retail network and to take advantage of the opportunities represented by Poland's accession to the European Union in 2004. PKN ORLEN will pay Euro140 million in cash, including the assumption of debt for the stations, subject to adjustments at closing. The parties expect to close the deal, which is conditional on regulatory approvals, on February 28, 2003.


Following the completion of the acquisition, the stations in Germany will be re-branded with the premier ORLEN brand during 2003. PKN ORLEN intends to base its regional headquarters in the Hamburg area.


"We are pleased to be selling these assets to a company which will establish a significant presence in the German fuels market," says Jean-Baptiste Renard, BP group vice president, European marketing. "We shall now concentrate on finalising the further divestments required to meet in full the Federal Cartel Office's conditions while at the same time continuing the integration of the BP, Veba and Aral businesses in Germany."

PKN ORLEN was established in 1999 following the merger of Petrochemia Plock S.A. with Centrala Produktow Naftowych S.A. Today, 72 per cent of PKN ORLEN's shares are held in the hands of private investors both in Poland and internationally and the company has a market capitalisation of approximately Euro2 billion. The activities of PKN ORLEN in the integrated refinery and petrochemical complex in Plock include crude-oil processing into a wide range of products such as unleaded gasoline, diesel oil, furnace oil, aviation fuel, plastics and petrochemicals.

PKN ORLEN operates the largest network of fuel stations in Poland, which includes nearly 2,000 fuel stations under the ORLEN, CPN and Petrochemia Plock S.A. brands.

"This is an extremely significant step in our strategy of expanding our marketing operations both in and outside Poland," says Slawomir Golonka, Vice President of the Management Board and Chief Marketing Officer of PKN ORLEN. " This acquisition is an important first stage in building a strong and lasting presence in western Europe's largest energy market."


Lehman Brothers and CA IB are advising PKN ORLEN while BP are being advised by Deutsche Bank.

EXHIBIT NO. 1.4

We were advised on 16 December 2002 by HSBC Trust Company (UK) Limited that on 9 December 2002 Mr R.L. Olver, a Director of BP p.l.c., acquired 160 BP Ordinary shares @ GBP4.14 per share through reinvestment of dividends on shares held by him in PEP and ISA plans.

EXHIBIT NO. 1.5

We were advised on 17 December 2002 by Morgan Guarantee Trust Company of New York that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 12 December 2002 @ $39.1838 per ADS under the Company's US dividend reinvestment plan:-


Mr E.B. Davis, Jr           55.9494 ADSs
                            (equivalent to approximately 336 Ordinary shares)


Mr C.F. Knight              139.952 ADSs
                            (equivalent to approximately 840 Ordinary shares)


Dr W.E. Massey              42.722 ADSs (equivalent to approximately 256
                                         Ordinary shares)


EXHIBIT NO. 1.6

We were advised on 30 December 2002 by Lloyds TSB Registrars that the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below on 27 December 2002 @ GBP4.157 per share through the BP Dividend Reinvestment Plan:-



Mr R.F. Chase          1,694 Ordinary shares
Sir Robin Nicholson       35 Ordinary shares


We were advised on 30 December 2002 by Computershare Plan Managers that on 27 December 2002 Mr R.F. Chase acquired 13 BP Ordinary shares @ GBP4.157 per share through reinvestment of dividends on shares held by him in the BP Group Participating Share Scheme.








                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 06 January 2003                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary